AUGUSTA

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Voting Instruction Form ("VIF") - Annual General and Special Meeting to be held on May 2, 2014.

NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of Common Shares that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your Common Shares can be voted only by management, as proxy holder of the registered holder of your Common Shares, in accordance with your instructions.
2. *We are prohibited from voting these Common Shares on any of the matters to be acted upon at the meeting without your specific voting instructions.* In order for these Common Shares to be voted at the meeting, *it will be necessary for us to have your specific voting instructions.* Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this VIF. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this VIF or the accompanying management information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. **When properly signed and delivered, Common Shares represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the Common Shares to be made as recommended in the accompanying management information circular and other proxy materials provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.
8. Your voting instructions will be recorded on receipt of the VIF.
9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these Common Shares.
10. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
11. This VIF should be read in conjunction with the accompanying management information circular and other proxy materials provided by Management.

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VIFs submitted must be received by 10:30 AM (Pacific Time) on April 30, 2014.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- Smartphone? Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for Common Shares held in the name of a corporation or Common Shares being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder of Common Shares may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointee(s)

Management Appointees are: Richard W. Warke, the Executive Chairman of the Corporation, or failing him, Gilmour Clausen, the Chief Executive Officer of the Corporation,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Augusta Resource Corporation to be held in the Oceanview Suite 6, R Level, Pan Pacific Hotel, 999 Canada Place, Vancouver, BC, on May 2, 2014 at 10:30 AM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

	For	Against
1. Number of Directors To set the number of directors at eight.	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Timothy C. Baker	☐	☐	02. Lenard F. Boggio	☐	☐	03. Gilmour Clausen	☐	☐
04. W. Durand Eppler	☐	☐	05. Christopher M.H. Jennings	☐	☐	06. Robert P. Pirooz	☐	☐
07. Robert P. Wares	☐	☐	08. Richard W. Warke	☐	☐			

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	For	Withhold
3. Appointment of Auditors Appointment of Ernst & Young LLP as Auditors of the Corporation until the next annual meeting of shareholders and authorizing the directors to fix their remuneration.	☐	☐

	For	Against
4. Continuance of Shareholder Rights Plan Approving the continuance of the Corporation's Shareholder Rights Plan, as more particularly described in the accompanying Management Information Circular.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Y A U Q 1 8 5 2 0 1 A R 0